Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CSP Inc. and Subsidiaries

We consent to the use of our report dated February 20, 2007 with respect to the consolidated balance sheet of CSP Inc. and subsidiaries as of September 30, 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended September 30, 2006 which included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment”, which report appears in the September 30, 2007, annual report on Form 10-K of CSP Inc. incorporated herein by reference.

/s/ KPMG LLP
Boston, Massachusetts
May 19, 2008